                                     FILED PURSUANT TO 424(b)(3) AND RULE 424(c)
                                            REGISTRATION STATEMENT No. 333-65676
                                                             DATED: MAY 15, 2002

Prospectus Supplement
(To Prospectus Dated August 14, 2001)

                                   ----------

                              PROSPECTUS SUPPLEMENT

                                   ----------

                                  TELLIUM, INC.

                                21,878,445 SHARES

                                  COMMON STOCK

                                   ----------

         This prospectus supplement relates to the public offering of up to 21,878,445 shares of common stock by some of our existing stockholders, as described on pages 76 to 81 of the prospectus dated August 14, 2001, to which this prospectus supplement is attached.

         This prospectus supplement should be read in conjunction with the prospectus dated August 14, 2001 and the prospectus supplements dated October 25, 2001, November 9, 2001, November 15, 2001, December 20, 2001, January 31,
2002, April 1, 2002, April 24, 2002 and May 1, 2002, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated August 14, 2001, including any supplements or amendments thereto.

                                   ----------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.

                                   ----------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                                   ----------

             The date of this prospectus supplement is May 15, 2002.

Recent Developments

         On May 15, 2002, we filed the following quarterly report on Form 10-Q for the three months ended March 31, 2002 with the U.S. Securities and Exchange Commission.

================================================================================

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

  [X] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002.

                                       OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO _______.

                        Commission File Number: 000-32743

                                  TELLIUM, INC.
             -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

             Delaware                                        22-3509099
   -------------------------------                        ----------------
   (State or Other Jurisdiction of                        (I.R.S. Employer
    Incorporation or Organization)                       Identification No.)

                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                -------------------------------------------------
               (Address of Principal Executive Offices)(Zip Code)

                                 (732) 923-4100
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     As of March 31, 2002, there were 112,536,672 shares outstanding of the registrant's common stock, par value $0.001.

================================================================================

                                  TELLIUM, INC.

                                      INDEX

                          PART I. FINANCIAL INFORMATION

                                                                                          Page No.
                                                                                         ----------
Item 1.  Condensed Consolidated Financial Statements: ..................................     3

           Condensed Consolidated Balance Sheets .......................................     3

           Condensed Consolidated Statements of Operations .............................     4

           Condensed Consolidated Statement of Changes in Stockholders' Equity .........     5

           Condensed Consolidated Statements of Cash Flows .............................     6

           Notes to Condensed Consolidated Financial Statements ........................     7

Item 2     Management's Discussion and Analysis of Financial Condition
           and Results of Operations....................................................     9

Item 3     Quantitative and Qualitative Disclosures About Market Risk ..................    21


                           PART II. OTHER INFORMATION

Item 1.  Legal Proceedings .............................................................    22

Item 2.  Changes in Securities and Use of Proceeds .....................................    22

Item 3.  Defaults Upon Senior Securities ...............................................    22

Item 4.  Submission of Matters to a Vote of Security Holders ...........................    22

Item 5.  Other Information .............................................................    22

Item 6.  Exhibits and Reports on Form 8-K ..............................................    22

         Signatures ....................................................................    23

                                  TELLIUM, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                                                                 December 31,         March 31,
                                                                                                    2001                2002
                                                                                                    ----                ----
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ..............................................................     $   218,708,074     $   208,817,595
  Accounts receivable ....................................................................          23,923,631          48,371,723
  Inventories ............................................................................          52,398,123          40,389,545
  Prepaid expenses and other current assets ..............................................           8,107,916           6,057,913
                                                                                               ---------------     ---------------

   Total current assets ..................................................................         303,137,744         303,636,776
PROPERTY AND EQUIPMENT--Net ..............................................................          65,085,402          62,298,064
INTANGIBLE ASSETS--Net ...................................................................          60,200,000          56,150,000
GOODWILL--Net ............................................................................          58,433,967          58,433,967
DEFERRED WARRANT COST ....................................................................          65,704,572          58,348,717
OTHER ASSETS .............................................................................           1,276,847             949,336
                                                                                               ---------------     ---------------

TOTAL ASSETS .............................................................................     $   553,838,532     $   539,816,860
                                                                                               ===============     ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable .................................................................     $     9,683,821     $    10,837,907
  Accrued expenses and other current liabilities .........................................          39,777,417          39,025,178
  Current portion of notes payable .......................................................             601,847             425,112
  Current portion of capital lease obligations ...........................................              95,612              88,294
  Bank line of credit ....................................................................           8,000,000           8,000,000
                                                                                               ---------------     ---------------

   Total current liabilities .............................................................          58,158,697          58,376,491
LONG-TERM PORTION OF NOTES PAYABLE .......................................................             583,399             540,000
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS ...........................................             124,513             106,746
OTHER LONG-TERM LIABILITIES ..............................................................             233,335             272,059
                                                                                               ---------------     ---------------

   Total liabilities .....................................................................          59,099,944          59,295,296
                                                                                               ---------------     ---------------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value, 25,000,000 shares authorized as of
   December 31, 2001 and March 31, 2002, 0 issued and outstanding as of
   December 31, 2001 and March 31, 2002 ..................................................                   -                   -
  Common stock, $0.001 par value, 900,000,000 shares authorized,
   114,495,282 and 114,986,673 issued as of December 31, 2001 and March 31, 2002, and
   112,446,449 and 112,536,672 outstanding as of December 31, 2001 and March 31, 2002 ....             114,496             114,987
  Additional paid-in capital .............................................................       1,043,900,812       1,037,867,721
  Notes receivable .......................................................................         (33,513,935)        (30,843,597)
  Accumulated deficit ....................................................................        (367,137,978)       (395,654,897)
  Deferred employee compensation .........................................................        (144,495,721)       (124,626,689)
  Common stock in treasury, at cost, 2,048,833 and 2,450,001 shares as of
   December 31, 2001 and March 31, 2002 ..................................................          (4,129,086)         (6,335,961)
                                                                                               ---------------     ---------------

   Total stockholders' equity ............................................................         494,738,588         480,521,564
                                                                                               ---------------     ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............................................     $   553,838,532     $   539,816,860
                                                                                               ===============     ===============

            See notes to condensed consolidated financial statements.

                                  TELLIUM, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                                  Three Months Ended
                                                                                                       March 31,
                                                                                               2001                2002
                                                                                          ----------------------------------
REVENUE                                                                                    $  15,635,401       $  54,059,575
Non-cash charges related to equity issuances .................................                 4,789,653           7,355,855
                                                                                          ----------------------------------

REVENUE, net of non-cash charges related to equity
  issuances ..................................................................                10,845,748          46,703,720
COST OF REVENUE ..............................................................                10,727,114          31,246,213
                                                                                          ----------------------------------

Gross profit .................................................................                   118,634          15,457,507
                                                                                          ----------------------------------

OPERATING EXPENSES:
Research and development, excluding stock based
  compensation ...............................................................                16,647,363          13,965,524
Sales and marketing, excluding stock based
  compensation ...............................................................                 7,671,789           7,155,520
General and administrative, excluding stock based
  compensation ...............................................................                 5,815,076           7,618,836
Amortization of intangible assets and goodwill ...............................                 7,916,790           4,050,000
Stock-based compensation expense .............................................                14,557,153          11,986,839
                                                                                          ----------------------------------

Total operating expenses .....................................................                52,608,171          44,776,719
                                                                                          ----------------------------------

OPERATING LOSS ...............................................................               (52,489,537)        (29,319,212)
                                                                                          ----------------------------------

OTHER INCOME (EXPENSE):
Other expense - net ..........................................................                   (19,687)            (55,669)
Interest income ..............................................................                 2,808,823           1,178,933
Interest expense .............................................................                  (112,359)           (320,971)
                                                                                          ----------------------------------

Total other income ...........................................................                 2,676,777             802,293
                                                                                          ----------------------------------

NET LOSS .....................................................................             $ (49,812,760)      $ (28,516,919)
                                                                                          ==================================

BASIC AND DILUTED LOSS PER SHARE .............................................             $       (3.20)      $       (0.27)
                                                                                          ==================================

BASIC AND DILUTED WEIGHTED AVERAGE
  SHARES OUTSTANDING .........................................................                15,554,871         106,911,374
                                                                                          ==================================

STOCK-BASED COMPENSATION EXPENSE
Cost of revenue ..............................................................             $   1,365,028       $   1,453,144
Research and development .....................................................                 9,488,501           7,519,619
Sales and marketing ..........................................................                 2,527,626           2,934,838
General and administrative ...................................................                 2,541,026           1,532,382
                                                                                          ----------------------------------
                                                                                           $  15,922,181       $  13,439,983
                                                                                          ==================================

            See notes to condensed consolidated financial statements.

                                  TELLIUM, INC.

       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (Unaudited)

                                                                                                                 Additional
                                                           Common Stock               Treasury Stock               Paid-in
                                                           ------------               --------------
                                                       Shares        Amount          Shares       Amount           Capital
                                                   ---------------------------------------------------------------------------
JANUARY 1, 2002 ................................     114,495,282   $  114,496      2,048,833   $ (4,129,086)   $ 1,043,900,812
Exercise of stock options and warrants .........         491,391          491             --             --            283,068
Forfeiture of unvested stock options ...........              --           --             --             --         (6,675,143)
Warrant and option cost ........................              --           --             --             --            358,984
Amortization of deferred compensation ..........              --           --             --             --                 --
Repurchase of restricted stock .................              --           --        401,168     (2,206,875)                --
Net loss .......................................              --           --             --             --                 --
                                                   ---------------------------------------------------------------------------
MARCH 31, 2002 .................................     114,986,673   $  114,987      2,450,001   $ (6,335,961)   $ 1,037,867,721
                                                   ===========================================================================

                                                     Accumulated        Deferred           Notes        Stockholders'
                                                       Deficit        Compensation       Receivable        Equity
                                                   ------------------------------------------------------------------
JANUARY 1, 2002 ................................   $ (367,137,978)   $ (144,495,721)   $ (33,513,935)   $ 494,738,588
Exercise of stock options and warrants .........               --                --               --          283,559
Forfeiture of unvested stock options ...........               --         6,675,143               --               --
Warrant and option cost ........................               --                --               --          358,984
Amortization of deferred compensation ..........               --        13,193,889               --       13,193,889
Repurchase of restricted stock .................               --                --        2,670,338          463,463
Net loss .......................................      (28,516,919)               --               --      (28,516,919)
                                                   ------------------------------------------------------------------
MARCH 31, 2002 .................................   $ (395,654,897)   $ (124,626,689)   $ (30,843,597)   $ 480,521,564
                                                   ==================================================================

            See notes to condensed consolidated financial statements.

                                  TELLIUM, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                               Three Months Ended
                                                                                                    March 31,
                                                                                       ----------------------------------
                                                                                             2001                2002
                                                                                       ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss ...................................................................          $ (49,812,760)      $ (28,516,919)
  Adjustments to reconcile net loss to net cash provided by
   (used in) operating activities: ...........................................
     Depreciation and amortization ...........................................             10,193,570           9,572,311
     Provision for doubtful accounts .........................................               (33,000)           (156,000)
     Amortization of deferred compensation expense ...........................             14,244,523          13,193,889
     Amortization of deferred warrant cost ...................................              4,789,653           7,355,855
     Warrant and option cost related to third
     parties .................................................................              1,672,636             246,094
   Changes in assets and liabilities:
     Decrease in due from stockholder ........................................                      -             463,463
     Decrease (increase) in accounts receivable ..............................              4,302,979         (24,448,092)
     Decrease (increase) in inventories ......................................            (38,241,486)         12,008,578
     Decrease in prepaid expenses and other current assets ...................              6,731,366           2,206,003
     Decrease (increase) in other assets .....................................                (57,833)            327,511
     Increase in accounts payable ............................................             14,465,921           1,154,086
     Increase (decrease) in accrued expenses
        and other current liabilities ........................................             40,909,231            (752,239)
     Increase in other long-term liabilities .................................                 37,567              38,724
                                                                                       ----------------------------------
        Net cash provided by (used in) operating
         activities ..........................................................              9,202,367          (7,306,736)
                                                                                       ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment .........................................            (30,178,505)         (2,622,083)
                                                                                       ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt and line of credit
     borrowings ..............................................................               (153,681)           (220,134)
  Principal payments on capital lease obligations ............................               (488,688)            (25,085)
  Issuance of common stock ...................................................                269,162             283,559
                                                                                       ----------------------------------
        Net cash (used in) provided by financing
         activities ..........................................................               (373,207)             38,340
                                                                                       ----------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS ....................................            (21,349,345)         (9,890,479)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...............................            188,175,444         218,708,074
                                                                                       ----------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD
                                                                                        $ 166,826,099       $ 208,817,595
                                                                                       ==================================
SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION
   Cash paid for interest ....................................................          $     112,359       $     164,128
                                                                                       ==================================

            See notes to condensed consolidated financial statements.

                                  TELLIUM, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

        We design, develop and market high-speed, high-capacity, intelligent optical switching solutions that enable network service providers to quickly and cost-effectively deliver new high-speed services.

        The accompanying, unaudited condensed consolidated financial statements included herein for Tellium have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. In our opinion, the condensed consolidated financial statements included in this report reflect all normal recurring adjustments which we consider necessary for the fair presentation of the results of operations for the interim periods covered and of our financial position at the date of the interim balance sheet. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, we believe that the disclosures are adequate to understand the information presented. The operating results for interim periods are not necessarily indicative of the operating results to be expected for the entire year. These statements should be read in conjunction with the financial statements and related footnotes for the year ended December 31, 2001, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

2. RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As indicated in our Form 10-K for the year ended December 31, 2001, we implemented SFAS No. 142 as of January 1, 2002, as required. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations and indefinite lived intangible assets, ceased upon adoption of this statement; however, impairment reviews may result in future periodic write downs. Identifiable intangible assets continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

        The following table presents the impact of SFAS No. 142 on net loss and net loss per share for the three months ended March 31, 2002 and the impact of SFAS No. 142 as if it had been in effect for the three months ended March 31, 2001.

                                                                 Three Months Ended March 31,
                                                             -----------------------------------
                                                                   2001                 2002
                                                             -----------------------------------
      Reported net loss ...............................       $ (49,812,760)       $ (28,516,919)
      Add back: Goodwill amortization .................           3,866,890                    -
                                                             -----------------------------------
      Adjusted net loss ...............................       $ (45,945,870)       $ (28,516,919)

      Basic and diluted earnings per share:
        Reported net loss .............................       $       (3.20)       $       (0.27)
        Goodwill amortization .........................       $        0.25                    -
        Adjusted net loss .............................       $       (2.95)       $       (0.27)


        We will complete the first step of the transitional goodwill impairment test during the three months ended June 30, 2002.

        In August 2001, FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations and cost associated with the retirement of tangible long-lived assets. We are required to implement SFAS No. 143 for fiscal years beginning after June 15, 2002 and have not yet determined the impact that this statement will have on our results of operations or financial position.

3. NET LOSS PER SHARE

        Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Weighted average common shares outstanding for purposes of computing basic net loss per share excludes the unvested portion of founders stock and restricted stock. Outstanding shares of founders and restricted stock excluded from the basic weighted average shares calculation because they were not yet vested were 11,529,376 and 4,693,872 for three months ended March 31, 2001 and 2002, respectively. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potentially dilutive common shares outstanding during the period, if dilutive. Potentially dilutive common shares are composed of the incremental common shares issuable upon the conversion of preferred stock and the exercise of stock options and warrants, using the treasury stock method. Due to our net loss the effect of potentially dilutive common shares is anti-dilutive, therefore, basic and diluted net loss per share are the same. For the three months ended March 31, 2001 and 2002, potentially dilutive shares of 78,423,992 and 3,723,142, respectively, were excluded from the diluted weighted average shares outstanding calculation.

4. INVENTORIES

         Inventories consist of the following:

                                                                    December 31, 2001     March 31, 2002
                                                                   -----------------------------------------
      Raw materials ..........................................          $20,242,766          $10,190,037
      Work-in-process ........................................           21,743,663           14,371,985
      Finished goods .........................................           10,411,694           15,827,523
                                                                   -----------------------------------------
                                                                        $52,398,123          $40,389,545
                                                                   =========================================

5. PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                                    December 31, 2001     March 31, 2002
                                                                   -----------------------------------------
      Equipment ..............................................        $ 46,576,810         $ 55,138,714
      Furniture and fixtures .................................           6,463,144            6,295,731
      Acquired software ......................................           9,747,235           10,172,081
      Leasehold improvements .................................          15,716,203           15,698,378
      Construction in progress ...............................           6,518,764              447,535
                                                                   -----------------------------------------

                                                                        85,022,156           87,752,439
      Less accumulated depreciation and amortization .........          19,936,754           25,454,375
                                                                   -----------------------------------------
      Property, plant and equipment--Net .....................        $ 65,085,402         $ 62,298,064
                                                                   =========================================


6.     INTANGIBLE ASSETS

         Intangible assets consist of the following:

                                                                    December 31, 2001     March 31, 2002
                                                                   -----------------------------------------
      Licenses ...............................................         $45,000,000          $45,000,000
      Core Technology ........................................          36,000,000           36,000,000
                                                                   -----------------------------------------
                                                                        81,000,000           81,000,000
      Less accumulated amortization ..........................          20,800,000           24,850,000
                                                                   -----------------------------------------
                                                                       $60,200,000          $56,150,000
                                                                   =========================================


7.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         Accrued expenses and other current liabilities consist of the following:

                                                                    December 31, 2001     March 31, 2002
                                                                   -----------------------------------------
      Accrued professional fees ..............................       $    754,129         $    198,628
      Accrued compensation and related expenses ..............         12,762,549           16,777,614
      Accrued taxes ..........................................          1,175,895              650,158
      Deferred revenue .......................................         14,549,053            6,255,039
      Warranty reserve .......................................          8,466,615           10,902,294
      Other ..................................................          2,069,176            4,241,445
                                                                   -----------------------------------------
                                                                     $ 39,777,417         $ 39,025,178
                                                                   =========================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis addresses the financial condition of Tellium, Inc. and its subsidiaries as of March 31, 2002 compared with December 31, 2001, and our results of operations for the three months ended March 31, 2002 compared with the same period last year. You should read this discussion and analysis along with our unaudited condensed consolidated financial statements and the notes to those statements included elsewhere in this report, and in conjunction with our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

         Certain statements and information included in this Form 10-Q are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements express our intentions, strategies or predictions for the future. Actual results may differ from our predictions. For more information regarding forward-looking statements, please see "Cautionary Statement Regarding Forward-Looking Statements" below.

Overview

         We design, develop and market high-speed, high-capacity, intelligent optical switching solutions that enable network service providers to quickly and cost-effectively deliver new high-speed services. Our product line consists of several hardware products and related software tools.

         We have purchase contracts with the following three customers: Cable & Wireless, Dynegy Connect, an affiliate of Dynegy Global Communications, and Qwest. Under the terms of its contract, Cable & Wireless has a minimum purchase commitment of $350 million for the worldwide deployment of our products, including the Aurora Optical Switch, the StarNet Wavelength Management System and the StarNet Operating System. Cable & Wireless has conducted laboratory testing of the Aurora Optical Switch. Including prior purchases, we expect Dynegy Connect will purchase approximately $250 million of products under our contract, although it has no obligation to do so. However, under the terms of this contract, Dynegy Connect is required to purchase its full requirements for optical switches from us until November 1, 2003. Our Aurora 32 optical switch, StarNet Wavelength Management System, StarNet Design Tools and StarNet Operating System have been in service in the Dynegy Connect network since April 2000. Dynegy Connect conducted laboratory testing on the Aurora Optical Switch during the fourth quarter of 2000. We commenced commercial shipment to Dynegy Connect of the Aurora Optical Switch during the first quarter of 2001 and of the Aurora 128 in the second quarter of 2001. We have a five-year contract with Qwest, a multinational provider of voice, data and network services. Under the terms of this contract, Qwest has agreed to purchase approximately $400 million of our products (including prior purchases) over the term of the contract, as amended on December 31, 2001, including the Aurora Optical Switch, the StarNet Wavelength Management System, the Aurora Full-Spectrum and the StarNet Operating System. Qwest began conducting laboratory testing of the Aurora Optical Switch in the fourth quarter of 2000, and we commenced commercial shipment under this contract during the first quarter of 2001.

         Since our inception, we have incurred significant losses and as of March 31, 2002, we had an accumulated deficit of approximately $395.7 million. We have not achieved profitability on a quarterly or an annual basis and anticipate that we will continue to incur net losses for the foreseeable future.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001


Revenue

         For the three months ended March 31, 2002, we recognized gross revenue before non-cash charges related to equity issuances of approximately $54.1 million, which represents an increase of $38.5 million over gross revenue before non-cash charges related to equity issuances of approximately $15.6 million for the three months ended March 31, 2001. The increase is due to increased sales to our existing customers. Non-cash charges related to warrant issuances to customers totaled approximately $7.4 million for the three months ended March 31, 2002, compared to approximately $4.8 million for the same period in 2001. The increase in non-cash charges is due to higher revenue levels from the customers for which these charges apply. We expect to generate revenues from a limited number of customers for the foreseeable future.

Cost of Revenue

         For the three months ended March 31, 2002, our cost of revenue totaled approximately $31.2 million, which represents an increase of $20.5 million over cost of revenue of approximately $10.7 million for the three months ended March 31, 2001. The increase was directly related to the corresponding increase in revenue and includes increased material costs of approximately $17.1 million, increased personnel costs of approximately $2.5 million and increased overhead costs of approximately $0.9

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million. Cost of revenue includes amortization of stock-based compensation of approximately $1.5 million for the three months ended March 31, 2002 and approximately $1.4 million for the three months ended March 31, 2001. Gross margins improved in the three months ended March 31, 2002 from the same period in 2001 primarily as a result of the scale up of revenues and improved production efficiencies. We expect our cost of revenue to increase in absolute dollars as our revenue increases.

Research and Development Expense

         For the three months ended March 31, 2002, we incurred research and development expense of approximately $14.0 million, which represents a decrease of $2.6 million from research and development expense of approximately $16.6 million for the three months ended March 31, 2001. The decrease is attributed primarily to prototype and consulting expenses, which decreased in total by approximately $3.9 million, and was partly offset by an increase in research and development personnel costs of approximately $1.0 million. We expect to continue to fund significant levels of research and development.

Sales and Marketing Expense

         For the three months ended March 31, 2002, we incurred sales and marketing expense of approximately $7.2 million, which represents a decrease of $0.5 million from sales and marketing expense of approximately $7.7 million for the three months ended March 31, 2001. The decrease resulted primarily from lower sales and marketing personnel expense, which was partly offset by increased expenses for advertising and promotion. We expect to continue to incur significant sales and marketing expense in future periods as we enhance our sales and marketing operations.

General and Administrative Expense

          For the three months ended March 31, 2002, we incurred general and administrative expense of approximately $7.6 million, which represents an increase of $1.8 million over general and administrative expense of approximately $5.8 million for the three months ended March 31, 2001. The increase was primarily the result of higher facility expenses, increased insurance premiums and depreciation. We expect to incur general and administrative expense in future periods at levels consistent with spending levels in this period.

Amortization of Intangible Assets and Goodwill

         For the three months ended March 31, 2002, we incurred amortization expense of approximately $4.1 million, which represents a decrease of $3.8 million from amortization expense of approximately $7.9 million for the three months ended March 31, 2001. These amounts include approximately $4.1 million in each period of amortization of identifiable intangible assets relating to our acquisition of Astarte Fiber Networks, Inc. and an intellectual property license from AT&T Corp. in 2000, both of which are amortized over an estimated useful life of 5 years. Amortization of goodwill related solely to our acquisition of Astarte in 2000 totaled $0 for the three months ended March 31, 2002, compared to approximately $3.8 million for the three months ended March 31, 2001. The decrease in amortization expense occurred because, effective January 1, 2002, we ceased recording additional amortization expense for goodwill related to Astarte in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets". However, impairment reviews may result in future periodic write downs. We expect amortization expense for intangible assets to be approximately $16.3 million for the year 2002, based on the identifiable intangible assets we carried on our balance sheet at March 31, 2001.

Stock-Based Compensation Expense

         For the three months ended March 31, 2002, we recorded stock-based compensation expense of approximately $12.0 million, which represents a decrease of $2.6 million from stock-based compensation expense of approximately $14.6 for the three months ended March 31, 2001. The decrease occurred because stock-based compensation expense in the three months ended March 31, 2001 included charges related to the issuance and vesting of options, and there was no corresponding expense in the three months ended March 31, 2002.

Interest Income, Net

         For the three months ended March 31, 2002, we recorded interest income, net of interest expense, of approximately $0.9 million, which represents a decrease of $1.8 million from interest income, net of interest expense, of approximately $2.7 million for the three months ended March 31, 2001. Net interest income consists of interest earned on our cash and cash equivalent balances, offset by interest expense related to outstanding borrowings. The decrease in our interest income for this period is primarily attributable to lower interest rates for the three months ended March 31, 2002 as compared to the same period in 2001.

Income Taxes

         We recorded no income tax provision or benefit for the three months ended March 31, 2002 and 2001, due to our operating loss position and the uncertainty of our ability to realize our deferred income tax assets, including our net operating loss carry forwards.

Liquidity and Capital Resources

         We finance our operations primarily through sales of our capital stock and cash flows from operations. As of March 31, 2002, our cash and cash equivalents totaled approximately $208.8 million and our working capital totaled approximately $245.3 million.

         Cash used in operating activities for the three months ended March 31, 2002 was approximately $7.3 million. Cash provided by operating activities for the three months ended March 31, 2001 was approximately $9.2 million. The decrease in cash flows from operating activities in the first three months of 2002 resulted primarily from increased accounts receivable, whereas cash flows from operating activities for the same period in 2001 included advanced payments of approximately $37.5 million received in excess of revenue recognized for products shipped but not accepted.

         Cash used in investing activities for the three months ended March 31, 2002 and 2001 was approximately $2.6 million and approximately $30.2 million, respectively. The decrease in net cash used for investing activities reflects primarily the result of decreased capital requirements in the first three months of 2002, whereas the same period in 2001 included purchases of property and equipment related to the buildout of our new facilities.

         Cash provided by financing activities for the three months ended March 31, 2002 was approximately $38,000. Cash used in financing activities was approximately $373,000 for the three months ended March 31, 2001. Cash provided by (or used in) financing activities included cash received upon the exercise of stock options of approximately $284,000 during the three months ended March 31, 2002 and approximately $269,000 during the three months ended March 31, 2001.

         In November 1999, we entered into a lease line of credit with Comdisco, Inc. that allows us to finance up to $4.0 million of equipment purchases. The line bears an interest rate of 7.5% and expires in November 2002. As of December 31, 2001 and March 31, 2002 we had not drawn any amount under this agreement.

         During the year ended December 31, 2000, we entered into a $10.0 million line of credit with Commerce Bank. The line of credit bears interest at 6.75% and expires on June 30, 2002. On each of December 31, 2001 and March 31, 2002, approximately $8.0 million was outstanding under this line of credit. Management expects to renew this line before it expires and keep it in place throughout 2002.

         We have not entered into any agreements for derivative financial instruments, have no obligations to provide vendor financing to our customers and have no obligations other than recorded on our balance sheet, except for our operating lease agreements described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

         We expect to use our available cash, our line of credit facilities and cash anticipated to be available from future operations, to fund operating losses and for working capital and other general corporate purposes, and believe that these sources will be sufficient for the next 12 months. We may also use a portion of our available cash to acquire or invest in businesses, technologies or products that are complementary to our business. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures.

         Our cash flows may be affected by our ability to manufacture and sell our products. We currently have a limited number of customers that provide substantially all of our revenues, and the loss of any of these customers would decrease our cash flows. Changes in the timing and extent of the sale of our products will also affect our cash flows. In addition, our expenses have exceeded, and in the foreseeable future are expected to exceed, our revenue. Our future liquidity and capital requirements will depend upon numerous factors, including expansion of operations, product development and sales and marketing. Also, we may need additional capital to fund cash acquisitions of complementary businesses and technologies. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters that could restrict our operations.

Cautionary Statement Regarding Forward-Looking Statements

         Certain statements and information included in this Form 10-Q are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements express our intentions, strategies or predictions for the future. Actual results may differ from our predictions. We consider all statements regarding anticipated or future matters, including without limitation the following, to be forward-looking statements:

     . our expected future revenue growth, liquidity, cash flows and expenses, including research and development, sales and marketing and general and administrative expense;

     .   planned increases in spending in research and development;

     . our plans to continue to incur significant sales and marketing expenses in future periods as we enhance our sales and marketing operations;

     . our expectation that general and administrative spending will remain consistent with spending levels in the three months ended
         March 31, 2002;

     .   our plan to renew our line of credit; and

     . any statements using forward-looking words, such as "anticipate", "believe", "could", "estimate", "intend", "may", "should", "will", "would", "projects", "expects", plans", or other similar words.

         These forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from the results expressed or implied by the forward-looking statements. The forward-looking statements in this Form 10-Q are only made as of the date of this report, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Shareholders, potential investors and other readers are urged to consider carefully the following factors, among others, in evaluating the forward-looking statements:

RISK FACTORS

Risks Related to Our Business and Financial Results

We have incurred significant losses to date and expect to continue to incur losses in the future, which may cause our stock price to decline.

         We have incurred significant losses to date and expect to continue to incur losses in the future. We had net losses of approximately $211.0 million for the year ended December 31, 2001 and approximately $28.5 million for the three months ended March 31, 2002. As of March 31, 2002, we had an accumulated deficit of approximately $395.7 million. We have large fixed expenses and expect to continue to incur significant manufacturing, research and development, sales and marketing, administrative and other expenses in connection with the ongoing development and expansion of our business. We expect these operating expenses to increase as we increase our spending in order to develop and grow our business. In order to become profitable, we will need to generate and sustain higher revenue. If we do not generate sufficient revenue to achieve or sustain profitability, our stock price will likely decline.

Our limited operating history makes forecasting our future revenues and operating results difficult, which may impair our ability to manage our business and your ability to assess our prospects.

         We began our business operations in May 1997 and shipped our first optical switch in January 1999. We have limited meaningful historical financial and operational data upon which we can base projected revenues and planned operating expenses and upon which you may evaluate us and our prospects. As a young company in the new and rapidly evolving optical switching industry, we face risks relating to our ability to implement our business plan, including our ability to continue to develop and upgrade our technology and our ability to maintain and develop customer and supplier relationships. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company in an early stage of development in our industry.

We expect that substantially all of our revenues will be generated from a limited number of customers, including Cable & Wireless, Dynegy Connect and Qwest. The termination or deterioration of our relationship with these customers will have a significant negative impact on our revenue and cause us to continue to incur substantial operating losses.

         For the year ended December 31, 2001 and the three months ended March 31, 2002, we have derived significant revenue from sales under our contract with Dynegy Connect and Qwest. We anticipate that a majority of our revenues for the foreseeable future will be derived from Cable & Wireless, Dynegy Connect and Qwest.

         Although Dynegy Connect has agreed to purchase its full requirements for optical switches from us until November 1, 2003, Dynegy Connect is not contractually obligated to purchase future products or services from us and may discontinue doing so at any time. Dynegy Connect is permitted to terminate the agreement for, among other things, a breach of our material obligations under the contract.

         Under our agreement with Cable & Wireless, Cable & Wireless has made a commitment to purchase a minimum of $350 million of our optical switches by August 7, 2005. Our agreement with Cable & Wireless gives Cable & Wireless the right to reduce its minimum purchase commitment from $350 million to $200 million if we do not maintain a technological edge so that there exists in the marketplace superior technology that we have not matched. This agreement also permits Cable & Wireless to terminate the agreement upon breach of a variety of our obligations under the contract.

         Under our agreement with Qwest, Qwest has agreed to purchase approximately $400 million (including prior purchases) of our optical switches over the term of the contract, subject to reaching agreement on price and technical specifications, and on the schedule of development, production and deployment of our Aurora Full-Spectrum switches. Under our agreement, we have also agreed to give Qwest additional flexibility to extend or terminate the remainder of the commitment in a variety of circumstances.

         If any of these customers elects to terminate its contract with us or if a customer fails to purchase our products for any reason, we would lose significant revenue and incur substantial operating losses, which would seriously harm our ability to build a successful business.

If we do not attract new customers, our revenue may not increase.

         We are currently very dependent on three customers. We must expand our customer base in order to succeed. If we are not able to attract new customers who are willing to make significant commitments to purchase our products and services for any reason, including if there is a downturn in their businesses, our business will not grow and our revenue will not increase. Our customer base and revenue will not grow if:

         .     customers are unwilling or slow to utilize our products;

         . we experience delays or difficulties in completing the development and introduction of our planned products or product enhancements;

         . our competitors introduce new products that are superior to our products;

         .     our products do not perform as expected; or

         .     we do not meet our customers' delivery requirements.


         In the past, we issued warrants to some customers. We may not be able to attract new customers and expand our sales with our existing customers if we do not provide warrants or other incentives.

If our line of optical switches or their future enhancements are not successfully developed, they will not be accepted by our customers and our target market, and our future revenue will not grow.

         We began to focus on the marketing and the selling of optical switches in the second quarter of 1999. Our future revenue growth depends on the commercial success and adoption of our optical switches.

         We are developing new products and enhancements to existing products. We may not be able to develop new products or product enhancements in a timely manner, or at all. For example, our Aurora Full-Spectrum switch depends on advancements in optical components, including micro-electromechanical systems, which have not yet been proven for telecommunications products. Any failure to develop new products or product enhancements will substantially decrease market acceptance and sales of our present and future products. Any failure to develop new products or product enhancements could also delay purchases by our customers under their contracts, or, in some cases, could cause us to be in breach under our contracts with our customers. Even if we are able to develop and commercially introduce new products and enhancements, these new products or enhancements may not achieve widespread market acceptance and may not be satisfactory to our customers. Any failure of our future products to achieve market acceptance or be satisfactory to our customers could slow or eliminate our revenue growth.

Due to the long and variable sales cycles for our products, our revenues and operating results may vary significantly from quarter to quarter. As a result, our quarterly results may be below the expectations of market analysts and investors, causing the price of our common stock to decline.

         Our sales cycle is lengthy because a customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation, testing and product qualification process. We may incur substantial expenses and devote senior management attention to potential relationships that may never materialize, in which event our investments will largely be lost and we may miss other opportunities. In addition, after we enter into a contract with a customer, the timing of purchases and deployment of our products may vary widely and will depend on a number of factors, many of which are beyond our control, including:

         .     specific network deployment plans of the customer;

         .     installation skills of the customer;

         .     size of the network deployment;

         .     complexity of the customer's network;

         .     degree of hardware and software changes required; and

         .     new product availability.

For example, customers with significant or complex networks usually expand their networks in large increments on a periodic basis. Accordingly, we may receive purchase orders for significant dollar amounts on an irregular and unpredictable basis. The long sales cycles, as well as the placement of large orders with short lead times on an irregular and unpredictable basis, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter. As a result, it is likely that in some future quarters our operating results may be below the expectations of market analysts and investors, which could cause the trading price of our common stock to decline.

We expect the average selling prices of our products to decline, which may reduce revenues and gross margins.

         Our industry has experienced a rapid erosion of average product selling prices. Consistent with this general trend, we anticipate that the average selling prices of our products will decline in response to a number of factors, including:

         .     competitive pressures;

         .     increased sales discounts; and

         .     new product introductions by our competitors.

         If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices of our products will reduce our revenues and gross margins.

We will be required to record significant non-cash charges as a result of warrants, options and other equity issuances. These non-cash charges will adversely affect our future operating results and investors may consider this impact material, in which case the price of our common stock could decline.

         A warrant held by affiliates of Dynegy Connect allows them to purchase 5,226,000 shares of our common stock at $3.05 per share. The warrant becomes exercisable based on a schedule of milestones. If the milestones are not reached by March 31, 2005, the remaining unexercised shares subject to the warrant will become exercisable. In connection with the warrant, we record and will continue to record deferred warrant expenses as a reduction of revenue. These deferred warrant expenses increase as we realize revenue from our contract with Dynegy Connect.

         As part of our agreement with Qwest, we issued three warrants to a wholly-owned subsidiary of Qwest to purchase 2,375,000 shares of our common stock at an exercise price of $14.00 per share. The 2,375,000 shares subject to the warrants were vested when we issued the warrants. One of the warrants is exercisable as to 1,000,000 shares. On December 20, 2001, in connection with the Qwest contract amendment, we cancelled warrants for 1,375,000 shares of common stock and recorded approximately $19.2 million as an offset to gross revenue. The fair market value of the remaining issued warrant, approximately

$17.3 million, will be recorded as a reduction of revenue as we realize revenue from the Qwest procurement contract.

         We will incur significant additional non-cash charges as a result of our acquisition of Astarte and our acquisition of an intellectual property license from AT&T. The goodwill and intangible assets associated with the Astarte acquisition are approximately $113.3 million. The identifiable intangible asset associated with the acquisition of the AT&T license is approximately $45.0 million. Amortization of goodwill ceased on January 1, 2002 upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", and goodwill is now subject to periodic impairment reviews in accordance with SFAS No. 142. As of March 31, 2002, we had recorded goodwill, net of accumulated amortization, of approximately $58.4 million.

         In addition, we have recorded deferred compensation expense and have begun to amortize non-cash charges to earnings as a result of options and other equity awards granted to employees and non-employee directors at prices deemed to be below fair market value on the dates of grant. Our future operating results will reflect the continued amortization of those charges over the vesting period of these options and awards. At March 31, 2002, we had recorded deferred compensation expense of approximately $124.6 million, which will be amortized to compensation expense through 2005.

         All of the non-cash charges referred to above will negatively impact future operating results. It is possible that some investors might consider the impact on operating results to be material, which could result in a decline in the price of our common stock.

Economic Recession or Downturns Could Harm Our Operating Results.

         Our customers may be susceptible to economic slowdowns or recessions and could lead to a decrease in revenue. The terrorist attacks of September 11, 2001 on New York City and Washington, D.C., and the continuing acts and threats of terrorism are having an adverse effect on the U.S. economy and could possibly induce or accelerate the advent of a more severe economic recession. Our government's political, social, military and economic policies and policy changes as a result of these circumstances could have consequences that we cannot predict, including causing further weakness in the economy. As a result of these events our customers and potential customers have reduced or slowed the rate of their capital expenditures. The long-term impact of these events on our business, including on the industry section in which we focus and our customers and prospective customers, is uncertain. Our operating results and financial condition consequently could be materially and adversely affected in ways we cannot foresee.

We Have Experienced and Expect to Continue to Experience Volatility in Our Stock Price Which Makes an Investment in Our Stock More Risky and Litigation More Likely.

         The market price of our common stock has fluctuated significantly in the past and may fluctuate significantly in the future in response to a number of factors, some of which are beyond our control, including: changes in financial estimates by securities analysts; changes in market valuations of communications and Internet infrastructure-related companies; announcements, by us or our competitors, of new products or of significant acquisitions, strategic partnerships or joint ventures; volume fluctuations, which are particularly common among highly volatile securities of Internet-related companies; and volatility of stock markets, particularly the Nasdaq National Market on which our common stock is listed. Following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. We are currently not named in securities class action lawsuits. Any future litigation, if instituted, could result in substantial costs and a diversion of management's attention.

Insiders have substantial control over us and could limit your ability to influence the outcome of key transactions, including changes of control.

         Our directors, executive officers and principal stockholders and entities affiliated with them own approximately 31% of the outstanding shares of our common stock. As a result, these stockholders, if acting together, may influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders or their affiliates may acquire additional equity in the future. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Risks Related to Our Products

Our products may have errors or defects that we find only after full deployment, or problems may arise from the use of our products in conjunction with other vendors' products, which could, among other things, make us lose customers and revenues.

         Our products are complex and are designed to be deployed in large and complex networks. Our products can only be fully tested when completely deployed in these networks with high amounts of traffic. Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our customers may discover errors or defects in our software or hardware, or our products may not operate as expected after they have used them extensively in their networks. In addition, service providers typically use our products in conjunction with products from other vendors. As a result, if problems occur, it may be difficult to identify the source of the problem.

         If we are unable to fix any defects or errors or other problems arise, we could:

         .     lose revenues;

         .     lose existing customers;

         .     fail to attract new customers and achieve market acceptance;

         .     divert development resources;

         .     increase service and repair, warranty and insurance costs; and

         .     be subjected to legal actions for damages by our customers.


If our products do not operate within our customers' networks, installations will be delayed or cancelled, reducing our revenues, or we may have to modify some of our product designs. Product modifications could increase our expenses and reduce the margins on our products.

         Our customers require that our products be designed to operate within their existing networks, each of which may have different specifications. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. If our products do not operate within our customers' networks, installations could be delayed and orders for our products could be cancelled, causing our revenues to decline. The requirement that we modify product designs in order to achieve a sale may result in a longer sales cycle, increased research and development expense and reduced margins on our products.

If our products do not meet industry standards that may emerge, or if some industry standards are not ultimately adopted, we will not gain market acceptance and our revenues will not grow.

         Our success depends, in part, on both the adoption of industry standards for new technologies in our market and our products' compliance with industry standards. To date, no industry standards have been adopted related to some functions of our products. The absence of industry standards may prevent market acceptance of our products if potential customers delay purchases of new equipment until standards are adopted. In addition, in developing our products, we have made, and will continue to make, assumptions about the industry standards that may be adopted by our competitors and existing and potential customers. If the standards adopted are different from those, which we have chosen to support, customers may not choose our products, and our sales and related revenues will be significantly reduced.

If we do not establish and increase our market share in the intensively competitive optical networking market, we will experience, among other things, reduced revenues and gross margins.

         If we do not compete successfully in the intensely competitive market for public telecommunications network equipment, we may lose any advantage that we might have by being the first to market with an optical switch prior to achieving significant market penetration. In addition to losing any competitive advantage, we may also:

         .     not be able to obtain or retain customers;

         .     experience price reductions for our products;

         .     experience order cancellations;

         .     experience increased expenses; and

         .     experience reduced gross margins.

Many of our competitors, in comparison to us, have:

         .     longer operating histories;

         .     greater name recognition;

         .     larger customer bases; and

         . significantly greater financial, technical, sales, marketing, manufacturing and other resources.


         These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing products that gain wider market acceptance than our products.

Risks Related to the Expansion of Our Business

If the optical switching market does not develop as we expect, our operating results will be negatively affected and our stock price could decline.

         The market for optical switching is new and rapidly evolving. Optical switching may not be widely adopted as a method by which service providers address their data capacity requirements. In addition, most service providers have made substantial investments in their current network and are typically reluctant to adopt new and unproven technologies. They may elect to remain with their current network design or to adopt a new design, like ours, in limited stages or over extended periods of time. A decision by a customer to purchase our product involves a significant capital investment. We will need to convince service providers of the benefits of our products for future network upgrades, and if we are unable to do so, a viable market for our products may not develop or be sustainable. If the market for optical switching does not develop, or develops more slowly than we expect, our operating results will be below our expectations and the price of our stock could decline.

If we are not successful in rapidly developing new and enhanced products that respond to customer requirements and technological changes, customers will not buy our products and we could lose revenue.

         The market for optical switching is characterized by rapidly changing technologies, frequent new product introductions and evolving customer and industry standards. We may be unable to anticipate or respond quickly or effectively to rapid technological changes. Also, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development and introduction of new products and enhancements. In addition, if our competitors introduce products based on new or alternative technologies, our existing and future products could become obsolete and our sales could decrease.

         Our customers require some product features and capabilities that our current products do not have. If we fail to develop or enhance our products or to offer services that satisfy evolving customer demands, we will not be able to satisfy our existing customers' requirements or increase demand for our products. If this happens, we will lose customers and breach our existing contracts with our customers, our operating results will be negatively impacted and the price of our stock could decline.

If we do not expand our sales, marketing and distribution channels, we may be unable to increase market awareness and sales of our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

         Our products require a sophisticated sales and marketing effort targeted towards a limited number of key individuals within our current and prospective customers' organizations. Our success will depend, in part, on our ability to develop and manage these relationships. We continue to build our direct sales and marketing force and plan to hire additional sales and marketing personnel and consulting engineers. Competition for these individuals is intense because there is a limited number of people available with the necessary technical skills and understanding of the optical switching market. In addition, we believe that our success will depend on our ability to establish successful relationships with various distribution partners. If we are unable to expand our sales, marketing and distribution operations, we may not be able to effectively market and sell our products, which may prevent us from increasing our sales and achieving and maintaining profitability.

If we do not expand our customer service and support organization, we may be unable to increase our sales.

         We currently have a small customer service and support organization and will need to increase our staff to support new and existing customers. Our products are complex and our customers need highly-trained customer service and support personnel to be available at all hours. We are likely to have difficulty hiring customer service and support personnel because of the limited

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

number of people available with the necessary technical skills. If we are unable to expand our customer service and support organization and rapidly train these personnel, we may not be able to increase our sales, which could cause the price of our stock to decline.

Our failure to manage our growth, improve existing processes and implement new systems could result in lost sales or disruptions to our business.

         We have expanded our operations rapidly since our inception in May 1997. Our growth has placed, and we anticipate that our growth will continue to place, a significant strain on our management systems and resources. Our ability to successfully sell our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. From March 31, 2001 to March 31, 2002, the number of our employees increased from 493 to 534. We expect that we will need to continue to refine and expand our financial, managerial and manufacturing controls and reporting systems. If we are unable to implement adequate control systems in an efficient and timely manner, our operations could be adversely affected and our growth could be impaired, which could cause the price of our stock to decline.

If we are not able to hire and retain qualified personnel, or if we lose key personnel, we may be unable to compete or grow our business.

         We believe our future success will also depend, in large part, on our ability to identify, attract and retain sufficient numbers of highly-skilled employees, particularly qualified sales and engineering personnel. We may not succeed in identifying, attracting and retaining these personnel. Further, competitors and other entities may attempt to recruit our employees. If we are unable to hire and retain adequate staffing levels, we may not be able to increase sales of our products, which could cause the price of our stock to decline.

         Our future success depends to a significant degree on the skills and efforts of Harry J. Carr, our Chief Executive Officer and Chairman of the Board, Krishna Bala, our Chief Technology Officer, and other key executive officers and members of our senior management. These employees have critical industry experience and relationships that we rely on to implement our business plan. We currently do not have "key person" life insurance policies covering any of our employees. If we lose the services of Mr. Carr, Dr. Bala or one or more of our other key executive officers and senior management members, we may not be able to grow our business as we expect, and our ability to compete could be harmed, causing our stock price to decline.

If we become subject to unfair hiring claims, we could incur substantial costs in defending ourselves.

         We may become subject to claims from companies in our industry whose employees accept positions with us that we have engaged in unfair hiring practices or inappropriately taken or benefited from confidential or proprietary information. These claims may result in material litigation or judgments against us. We could incur substantial costs in defending ourselves or our employees against these claims, regardless of the merits of the claims. In addition, defending ourselves from these claims could divert the attention of our management away from our core business, which could cause our financial performance to suffer.

We do not have significant experience in international markets and may have unexpected costs and difficulties in developing international revenues.

         We are expanding the marketing and sales of our products internationally. This expansion will require significant management attention and financial resources to successfully develop international sales and support channels. We will face risks and challenges that we do not have to address in our U.S. operations, including:

         .     currency fluctuations and exchange control regulations;

         .     changes in regulatory requirements in international markets;

         . expenses associated with developing and customizing our products for foreign countries;

         .     reduced protection for intellectual property rights; and

         . compliance with international technical and regulatory standards that differ from domestic standards.


         If we do not successfully overcome these risks and challenges, our international business will not achieve the revenue or profits that we expect.

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

We may not be able to obtain additional capital to fund our existing and future operations.

         At March 31, 2002, we had approximately $208.8 million in cash and cash equivalents. We believe that our available cash, our line of credit facilities and cash anticipated to be available from future operations, will enable us to meet our working capital requirements for the next 12 months. The development and marketing of new products, however, and the expansion of our direct sales operation and associated customer support organization will require a significant commitment of resources. As a result, we may need to raise substantial additional capital. We may not be able to obtain additional capital at all, or upon acceptable terms. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of our planned product development and marketing and sales efforts. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of additional securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, their terms could impose additional restrictions on our operations.

If we make acquisitions, our stockholders could be diluted and we could assume additional contingent liabilities. In addition, if we fail to successfully integrate or manage the acquisitions we make, our business would be disrupted and we could lose sales.

         We may, as we did with the acquisition of Astarte, consider investments in complementary businesses, products or technologies. In the event of any future acquisitions, we could:

         . issue stock that would dilute our current stockholders' percentage ownership;

         . incur debt that will give rise to interest charges and may impose material restrictions on the manner in which we operate our business;

         .     assume liabilities;

         .     incur amortization expenses related intangible assets; or

         .     incur large and immediate write-offs.


We also face numerous risks, including the following, in operating and integrating any acquired business:

         . problems combining the acquired operations, technologies or products;

         . diversion of management's time and attention from our core business;

         . adverse effects on existing business relationships with suppliers and customers;

         . risks associated with entering markets in which we have no or limited prior experience; and

         . potential loss of key employees, particularly those of acquired companies.


         We may not be able to successfully integrate businesses, products, technologies or personnel that we might acquire in the future. If we fail to do so, we could experience lost sales or disruptions to our business.

The communications industry is subject to government regulations. These regulations could negatively affect our growth and reduce our revenues.

         Our products and our customers' products are subject to Federal Communications Commission rules and regulations. Current and future Federal Communications Commission rules and regulations affecting communications services or our customers' businesses or products could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international service providers in the future. We may not obtain or maintain all of the regulatory approvals that may, in the future, be required to operate our business. Our inability to obtain these approvals, as well as any delays caused by our compliance and our customers' compliance with regulatory requirements could result in postponements or cancellations of our product orders, which would significantly reduce our revenues.

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

Risks Related to Our Product Manufacturing

If we fail to predict our manufacturing and component requirements accurately, we could incur additional costs or experience manufacturing delays, which could harm our customer relationships.

         We provide forecasts of our demand to our contract manufacturers and component vendors up to six months prior to scheduled delivery of products to our customers. In addition, lead times for materials and components that we order are long and depend on factors such as the procedures of, or contract terms with, a specific supplier and demand for each component at a given time. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationship with our contract manufacturers and component vendors due to unexpectedly reduced future orders. If we underestimate our requirements, we may have an inadequate inventory of components and optical assemblies, which could interrupt manufacturing of our products, result in delays in shipments to our customers and damage our customer relationships.

Some of the optical components used in our products may be difficult to obtain. This could inhibit our ability to manufacture our products and we could lose revenue and market share.

         Our industry has previously experienced shortages of optical components and may again in the future. For some of these components, there previously were long waiting periods between placement of an order and receipt of the components. If such shortages should reoccur, component suppliers could impose allocations that limit the number of components they supply to a given customer in a specified time period. These suppliers could choose to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products. If we are not able to manufacture and ship our products on a timely basis, we could lose revenue, our reputation could be harmed and customers may find our competitors' products more attractive.

Any disruption in our manufacturing relationships may cause us to fail to meet our customers' demands, damage our customer relationships and cause us to lose revenue.

         We rely on a small number of contract manufacturers to manufacture our products in accordance with our specifications and to fill orders on a timely basis. Our contract manufacturers may not always have sufficient quantities of inventory available to fill our orders or may not allocate their internal resources to fill these orders on a timely basis.

         We currently do not have long-term contracts with any of our manufacturers. As a result, our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If for any reason these manufacturers were to stop satisfying our needs without providing us with sufficient warning to procure an alternate source, our ability to sell our products could be harmed. In addition, any failure by our contract manufacturers to supply us with our products on a timely basis could result in late deliveries. Our inability to meet our delivery deadlines could adversely affect our customer relationships and, in some instances, result in termination of these relationships or potentially subject us to litigation. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming and could significantly interrupt the supply of our products. If we are required or choose to change contract manufacturers, we may damage our customer relationships and lose revenue.

We purchase several of our key components from single or limited sources. If we are unable to obtain these components on a timely basis, we will not be able to meet our customers' product delivery requirements, which could harm our reputation and decrease our sales.

         We purchase several key components from single or, in some cases, limited sources. We do not have long-term supply contracts for these components. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or any other reduction or disruption in output, they may not be able or may choose not to meet our delivery schedules. Also, our suppliers may:

         .     enter into exclusive arrangements with our competitors;

         .     be acquired by our competitors;

         . stop selling their products or components to us at commercially reasonable prices;

         .     refuse to sell their products or components to us at any price;
               or

         . be unable to obtain or have difficulty obtaining components for their products from their suppliers.


         If supply for these key components is disrupted, we may be unable to manufacture and deliver our products to our

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

customers on a timely basis, which could result in lost or delayed revenue, harm to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available to us, we may have difficulty identifying them in a timely manner, we may incur significant additional expense and we may experience difficulties or delays in manufacturing our products. Any failure to meet our customers' delivery requirements could harm our reputation and decrease our sales.

Our ability to compete could be jeopardized and our business plan seriously compromised if we are unable to protect from third-party challenges the development and maintenance of the proprietary aspects of the optical switching products and technology we design.

         Our products utilize a variety of proprietary rights that are critical to our competitive position. Because the technology and intellectual property associated with our optical switching products are evolving and rapidly changing, our current intellectual property rights may not adequately protect us in the future. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect the intellectual property utilized in our products. For example, we enter into confidentiality or license agreements with our employees, consultants, corporate partners and customers and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Also, it is possible that no patents or trademarks will be issued from our currently pending or future patent or trademark applications. Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights in new technologies are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Moreover, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which we distribute or may anticipate distributing our products. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property or design around patents issued to us. If competitors are able to use our technology, our competitive edge would be reduced or eliminated.

If necessary licenses of third-party technology are not available to us or are very expensive, our products could become obsolete and our business seriously harmed because we could have to limit or cease the development of some of our products.

         We currently license technology from several companies that is integrated into our products. We may occasionally be required to license additional technology from third parties or expand the scope of current licenses to sell or develop our products. Existing and future third-party licenses may not be available to us on commercially reasonable terms, if at all. The loss of our current technology licenses or our inability to expand or obtain any third-party license required to sell or develop our products could require us to obtain substitute technology of lower quality or performance standards or at greater cost or limit or cease the sale or development of certain products or services. If these events occur, we may not be able to increase our sales and our revenue could decline.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

         We have not entered into contracts for derivative financial instruments. We have assessed our vulnerability to market risks, including interest rate risk associated with financial instruments included in cash and cash equivalents and foreign currency risk. Due to the short-term nature of our investments and other investment policies and procedures, we have determined that the risks associated with interest rate fluctuations related to these financial instruments are not material to our business. Additionally, as all sales contracts are denominated in U.S. dollars and our European subsidiaries are not significant in size compared to the consolidated company, we have determined that foreign currency risk is not material to our business.

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

                           PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

                      We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operations or financial condition.

Item 2.       Changes in Securities and Use of Proceeds

              (a)     Changes in Securities

                      On February 4, 2002, we issued 306,754 shares of common stock to Telstra Holdings Pty Limited, an affiliate of Dynegy Connect, upon the cashless exercise of a warrant to purchase 731,640 shares of our common stock based on an exercise price of $3.05 per share. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

              (b)     Use of Proceeds

                      On May 17, 2001 in connection with our initial public offering, a Registration Statement on Form S-1 (No. 333-46362) was declared effective by the Securities and Exchange Commission. The net proceeds of our initial public offering were approximately $139.5 million. The proceeds of this offering were invested in short-term, interest-bearing, investment-grade securities. We expect to use the net proceeds from this offering primarily to fund operating losses and for working capital and other general corporate purposes, including increased expenditures for research and development and sales and marketing, to implement our business strategies. We may also use a portion of the net proceeds from our initial public offering to acquire or invest in businesses, technologies or products that are complementary to our business.

Item 3.       Defaults Upon Senior Securities

                      None.

Item 4.       Submission of Matters to a Vote of Security Holders

                      None.

Item 5.       Other Information

                      None.

Item 6.       Exhibits and Reports on Form 8-K

              (a)     Exhibits

                      None.

              (b)     Reports on Form 8-K

                      On February 1, 2002, we filed a report on Form 8-K announcing our financial results for the quarter and fiscal year ended December 31, 2001.

                      On May 1, 2002, we filed a report on Form 8-K announcing our financial results for the quarter ended March 31, 2002.

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

                                   SIGNATURES

         In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          TELLIUM, INC.

Dated: May 15, 2002       /s/ Harry J. Carr
                          --------------------------------------------
                          Harry J. Carr
                          Chairman of the Board and
                          Chief Executive Officer

Dated: May 15, 2002       /s/ Michael J. Losch
                          --------------------------------------------
                          Michael J. Losch
                          Chief Financial Officer
                          (Principal Financial and Accounting Officer)

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